Exhibit 99.141

REVISED 1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 4, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BITFARMS LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA09173B1076

	CUSIP:	09173B107

2	Date Fixed for the Meeting:	June 25, 2021

3	Record Date for Notice:	April 28, 2021

4	Record Date for Voting:	April 28, 2021

5	Beneficial Ownership Determination Date:	April 28, 2021

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

“   Kieran Webb   ”

Relationship Manager

kieran.webb@tmx.com

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